SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 6)

                  Price Communications Corporation
                        (Name of Issuer)

             Common Stock, par value $0.01 per share
                 (Title of Class of Securities)

                           741437305
                         (CUSIP Number)

                     Peter G. Samuels, Esq.
                          1585 Broadway
                    New York, New York  10036
                         (212) 969-3335

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        October 19, 1995

              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement __. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, fshould be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                (Continued on following pages(s))
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP NO. 741437305

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Robert Price
          052241539

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a) __
                                                       (b) __

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

          Inapplicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                       __


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
_________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

          2,088,920

8.   SHARED VOTING POWER

          -0-

9.   SOLE DISPOSITIVE POWER

          796,238

10.  SHARED DISPOSITIVE POWER

          1,292,630
________________________________________________________________

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          2,088,920

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

                                                            __

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          21%

14.  TYPE OF REPORTING PERSON

          IN

          This Amendment amends Item 5. Share amounts disclosed herein have been adjusted for a 5 for 4 stock split in April
1995.

Item 5.   Interest in Securities of the Issuer

          (a)  Aggregate Number and Percentage of Shares of
               Common Stock Outstanding Beneficially Owned by
               Reporting Person

               As of October 19, 1995, Mr. Price, beneficially owned 2,088,920 shares of Common Stock or 21% of the 9,854,994 shares outstanding on that date.

          (b)  Number of Shares and Power to Vote

               As of October 19, 1995, Mr. Price has the sole power to vote the shares listed under Item 5(a); and the sole power to dispose of 796,238 of the shares listed under Item 5(a). He shares the power to dispose of the remaining 1,292,630 shares.

          (c)  Description of Securities Transactions

               During the sixty days prior to October 19, 1995, Mr. Price sold an aggregate of 71,500 shares of Common Stock in ordinary brokerage transactions in the open market, as follows:


Date of Transaction      Number of Shares         Sales Price
                                                  (per share)

October 19, 1995              13,000                $8-3/8
September 20, 1995            16,500                 8
September 18, 1995             9,500                 7-3/4
September 7, 1995              8,000                 7-5/8
September 5, 1995              8,000                 7-3/4
August 23, 1995                8,000                 8
August 14, 1995                8,500                 7-1/4

                            Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.


       October 20, 1995                   Robert Price

             Date                            Signature
                                          Robert Price